82-51

TransCanada
In business to deliver™

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7680
fax 403.920.2467
email Brenda_hounsell@transcanada.com
web www.transcanada.com

December 2, 2003

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Releases of TransCanada Corporation

Please find enclosed a copy of a news release issued by TransCanada Corporation on the Canada News Wire Network on December 2, 2003. This news release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Brenda Hounsell

Brenda Hounsell
Paralegal, Corporate Secretarial

Enclosure

dlw 12/17

TransCanada
In business to deliver

NewsRelease

Western Alberta System Pipeline Incidents

CALGARY, Alberta – **Dec. 2, 2003** – 1:00 p.m. MST - (TSX: TRP) (NYSE: TRP) – At approximately 7 a.m. MST, a natural gas pipeline break and resulting fire occurred on TransCanada's Alberta System, approximately 20 kilometres southwest of the communities of Valleyview and the Sturgeon Lake First Nation.

This is the second line break in the area in less than 24 hours. The first line break occurred approximately 15 km downstream of this incident at approximately 5:45 p.m. MST, Dec. 1, about 30 km southwest of the community of Little Smokey. The incident sites are about 90 and 110 km southeast of Grande Prairie.

TransCanada immediately activated its emergency response plan to isolate damaged sections of pipelines and allow the natural gas fires to burn themselves out. No injuries have been reported as a result of either incident. The extent of the damage to our system has not yet been determined.

Some shippers were impacted as a result of yesterday's break; however, there are no further impacts as a result of this second incident. Deliveries of gas to local communities have not been impacted as a result of either incident.

The appropriate authorities have been notified and TransCanada personnel are at both incident sites to begin inspections and determine the extent of damage. It is expected that the Alberta Energy and Utilities Board will respond to the events of this morning.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 km (24,000 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Stein	(403) 920-7911